VIA EDGAR SUBMISSION

Mr. George K. Schuler and Mr. Karl Hiller
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

April 17, 2023

Re:	IperionX Limited
Form 20-F for the Fiscal Year ended June 30, 2022
Filed August 26, 2022
File No. 001-41338

Dear Mr. Schuler and Mr. Hiller,

Please find our response to the comments set forth in a letter dated April 13, 2023 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-mentioned Annual Report on Form 20-F for the fiscal year ended June 30, 2022 (the “2022 20-F”).  References to the “Company,” “IPX,” “we,” “us” and “our” in this letter refer to IperionX Limited, unless otherwise indicated.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter.  Page references included in our responses are to those contained in Amendment No. 1 to the 2022 20-F (the “Amendment No. 1”).

Form 20-F for the Fiscal Year ended June 30, 2022

D. Property, Plant and Equipment

Titan Project, page 42

1.
Please expand the disclosures proposed in response to prior comment 3, regarding the individual heavy mineral prices, to also include the individual prices for all of the Rare Earth Elements (REE) that contribute to your REE concentrate price along with the percentage of each REE found in your typical concentrate sold.

Response 1: In response to the Staff’s comment, we will revise the disclosure as set forth as in Annex A attached hereto to also include the individual prices for all of the REE that contribute to our REE concentrate price along with the percentage of each REE found in our typical REE concentrate.

Exhibit 15.1

Technical Report Summary on the Titan Project, page E-0

Section 11.8 - Cut-off Grade, page E-28

2.
We note your response to prior comment 5 and the revisions proposed regarding disclosure of individual heavy mineral prices in the technical report summary. In addition to those changes, the individual prices for all of the Rare Earth Elements (REE) that contribute to the REE concentrate price along with the percentage of each REE found in your typical concentrate sold, should be disclosed; Table 21 should also be modified to include the historical prices along with the spot prices and forecast prices utilized.

Response 2: In response to the Staff’s comment, we will revise the disclosure as set forth in Annex A attached hereto to also include the individual prices for all of the REE that contribute to our REE concentrate price along with the percentage of each REE found in our typical REE concentrate. We have also revised the disclosure to include the historical prices along with the spot prices and forecast prices utilized.

Section 13.3 - Production Target and Mine Schedule, page E-32

3.
We note your response to prior comment 7 including the proposed final mining limit map and LOM mine production schedule. The technical report summary should also include the mining schedules utilized in the cash flow analyses for mining both (i) indicated resources and (ii) indicated resources with inferred resources.

Response 3: In response to the Staff’s comment, we will revise the disclosure as set forth as in Annex A attached hereto to also include the mining schedules utilized in the cash flow analyses for mining both (i) indicated resources and (ii) indicated resources with inferred resources.

Section 19 - Economic Analysis, page E-57

4.	We note the revisions proposed in response to prior comment 10 regarding the cash flow analyses for the indicated resources and combined indicated and inferred resources.

The cash flow analyses should be further revised to include the corresponding LOM production schedule (tonnage & grade) and a line item for royalties; and the results of the analyses should be described in the accompanying text with equal prominence.

Response 4:  In response to the Staff’s comment, we will revise the disclosure as set forth as in Annex A attached hereto to also include the corresponding LOM production schedule (tonnage & grade). We respectfully advise the Staff that the only royalties payable are landowner royalties which we have included as a separate line item. We have also revised the disclosure to describe the results of the analyses in the accompanying text with equal prominence.

Sincerely,

/s/ Greg Swan
Greg Swan
Chief Financial Officer

Via E-mail:
cc:	Jeanne McMullin, Chief Legal Officer
Eric Scarazzo, Gibson, Dunn & Crutcher LLP

Annex A

Response 1:

Mineral resources

*****

We have reported mineral resources, prepared in accordance with Subpart 1300 requirements of the SEC as part of our exploration and evaluation activities. On July 1, 2022, we filed a technical report summary for our Titan Project, dated June 30, 2022, which report is an exhibit to this Annual Report on Form 20-F. As of June 30, 2022, we have reported 431 million metric tons of mineral resources at a grade of 2.2% total heavy minerals (“THM”), containing 9.5 million metric tons of THM at a 0.4% cut-off. Slimes (“SL”) and oversize material accounts for approximately 20% and 2.5% of the THM fraction respectively. Mineralization occurs as a single, large, and coherent near-surface deposit. In addition, preliminary analysis of valuable heavy minerals (“VHM”) (which form a proportion of the THM) indicates a valuable mineral assemblage consisting of zircon, rutile, ilmenite, rare earth elements (“REE”), and staurolite.

The estimated economic cut-off grade of 0.4% THM utilized for resource reporting purposes has been calculated using on a revenue cost break even calculation and is based on the following assumptions:

•	historical 2017 to 2021 annual average prices for ilmenite, rutile, rare earth concentrate and zircon as set out below;
•	recovery factors of 82.6% for ilmenite, 60.9% for rutile, 77.1% for rare earth concentrate and 90.8% for zircon;
•	operating cost estimates of $3.00/t ROM mining, $3.00/t ROM processing, $0.40/t ROM transport and $0.90/t ROM general and administrative costs; and
•	a royalty of 5% is included in the cut-off grade.

Historic, spot, and forecast product prices (US$/t, 2022 real terms, rounded).

Product	Historic 2017 – 2021 (annual average, US$/t)	Spot pricing[1]	Forecast 2023 – 2027 (annual average, US$/t)	Forecast 2028+ (annual average, US$/t)
Rare earth concentrate	$4,821[2]	$11,180 – $12,850	$14,325	$17,690
Rutile	$1,030	$1,960 – $2,280	$1,475	$1,285
Chloride Ilmenite	$200	$390 – $470	$305	$310
Zircon (premium)	$1,405	$2,500 – $3,025	$2,240	$1,685
Zircon (concentrate)	$630	$945 – $1,330	$1,010	$760

Historic, spot, and forecast individual REE prices (US$/t, 2022 real terms, rounded).

Rare Earth Oxide	Historic 2017 - 2021 (annual average US$/kg)[3]	Spot pricing[4] (US$/kg)	Forecast 2023 - 2027 (annual average US$/kg)	Forecast 2028+ (annual average US$/kg)
Lanthanum	$1.8	$1.2	$1.4	$1.4
Cerium	$1.8	$1.3	$1.5	$1.5
Praseodymium	$64.1	$143.9	$194.4	$242.4
Neodymium	$58.5	$143.9	$204.6	$255.1
Samarium	$2.0	$3.3	$4.9	$6.8
Europium	$36.4	$27.6	$34.5	$40.2
Gadolinium	$26.5	$79.0	$108.1	$130.1
Terbium	$692.2	$2,109.6	$2,419.6	$2,935.2
Dysprosium	$254.6	$371.2	$565.5	$690.6
Holmium	$76.6	$193.1	$295.5	$337.1
Erbium	$26.7	$53.7	$64.8	$73.9
Ytterbium	$16.2	$14.8	$18.6	$21.7
Lutetium	$666.1	$782.7	$900.9	$1,051.0
Yttrium	$3.8	$12.3	$16.1	$22.7

Pricing has been based upon the following standard product specification requirements:

Initial Assessment product specification requirements.

Product	Product specification requirements
Rare earth concentrate
Mineral rare earth concentrate with 58.68 weight % total rare earth oxides (TREO) – as set out in the table below. Value of rare earth concentrate calculated as 31% value of contained TREO plus 10% premium for Titan Project’s heavy rare earth enrichment.

Rutile	Bulk rutile with titanium dioxide content (TiO2) of 94% - 96%
Chloride Ilmenite	Chloride ilmenite with titanium dioxide content (TiO2) of 58% - 65%
Zircon (premium)	Premium bulk zircon with ZrO2 + HfO2 >66%
Zircon (concentrate)	Zircon concentrate with ZrO2 + HfO2 >30%

Key product specifications of Titan-derived rare earth mineral concentrate.

Rare Earth Oxide	Concentration (weight %)
La	10.50%
Ce	21.90%
Pr	2.59%
Nd	9.85%
Sm	1.80%
Eu	0.15%
Gd	1.48%
Tb	0.20%
Dy	1.19%
Ho	0.22%
Er	0.66%
Tm	0.09%
Yb	0.54%
Lu	0.08%
Y	7.43%
TREO	58.68%

[1]	Sources: Ruidow.com at June 29, 2022 and Iluka Resources.
[2]
Refer to table below for individual prices for REE’s that contribute to the REE concentrate price and table below for the percentage of each REE in our REE concentrate. REE historic average pricing is based on limited available data for 2017.

[3]	REE historic average pricing is based on limited available data for 2017.
[4]	Source: Argus at June 29, 2022.

Response No. 2

11.8	Cut-off Grade

A nominal bottom cut of 0.4% THM is offered, based on preliminary assessment of resource value and anticipated operational cost evaluated through preliminary engineering work.

The estimated economic cut-off grade of 0.4% THM utilized for resource reporting purposes has been calculated using on a revenue cost break even calculation and is based on the following assumptions:

•	historical 2017 to 2021 annual average prices for ilmenite, rutile, rare earth concentrate and zircon as set out in Tables 17 and 18;
•	recovery factors of 82.6% for ilmenite, 60.9% for rutile, 77.1% for rare earth concentrate and 90.8% for zircon;
•	operating cost estimates of $3.00/t ROM mining, $3.00/t ROM processing, $0.40/t ROM transport and $0.90/t ROM general and administrative costs; and
•	a royalty of 5% is included in the cut-off grade.

SEC Regulation S-K 1300 requires that all reports of Mineral Resources must have reasonable prospects for eventual economic extraction regardless of the classification of the resource.

As detailed in the Initial Assessment, Mineral Resources are amenable to exploitation, incorporating a multi-decade mine life and the application of conventional mining and processing technology.

The QP has used this information as the basis for determining reasonable prospects for eventual economic extraction.

*****

Table 17: Historic, spot, and forecast product prices (US$/t, 2022 real terms, rounded).

Product	Historic 2017 – 2021 (annual average, US$/t)	Spot pricing[12] (US$/kg)	Forecast 2023 – 2027 (annual average, US$/t)	Forecast 2028+ (annual average, US$/t)
Rare earth concentrate	$4,821[13]	$11,180 – $12,850	$14,325	$17,690
Rutile	$1,030	$1,960 – $2,280	$1,475	$1,285
Chloride Ilmenite	$200	$390 – $470	$305	$310
Zircon (premium)	$1,405	$2,500 – $3,025	$2,240	$1,685
Zircon (concentrate)	$630	$945 – $1,330	$1,010	$760

Table 18: Historic, spot, and forecast individual REE prices (US$/t, 2022 real terms, rounded).

Rare Earth Oxide	Historic 2017 - 2021 (annual average US$/kg)[14]	Spot pricing[15] (US$/kg)	Forecast 2023 - 2027 (annual average US$/kg)	Forecast 2028+ (annual average US$/kg)
Lanthanum	$1.8	$1.2	$1.4	$1.4
Cerium	$1.8	$1.3	$1.5	$1.5
Praseodymium	$64.1	$143.9	$194.4	$242.4
Neodymium	$58.5	$143.9	$204.6	$255.1
Samarium	$2.0	$3.3	$4.9	$6.8
Europium	$36.4	$27.6	$34.5	$40.2
Gadolinium	$26.5	$79.0	$108.1	$130.1
Terbium	$692.2	$2,109.6	$2,419.6	$2,935.2
Dysprosium	$254.6	$371.2	$565.5	$690.6
Holmium	$76.6	$193.1	$295.5	$337.1
Erbium	$26.7	$53.7	$64.8	$73.9
Ytterbium	$16.2	$14.8	$18.6	$21.7
Lutetium	$666.1	$782.7	$900.9	$1,051.0
Yttrium	$3.8	$12.3	$16.1	$22.7

Pricing has been based upon the following standard product specification requirements:

Table 19: Initial Assessment product specification requirements.

Product	Product specification requirements
Rare earth concentrate
Mineral rare earth concentrate with 58.68 weight % total rare earth oxides (TREO) – as set out in Table 20. Value of rare earth concentrate calculated as 31% value of contained TREO plus 10% premium for Titan Project’s heavy rare earth enrichment.

Rutile	Bulk rutile with titanium dioxide content (TiO2) of 94% - 96%
Chloride Ilmenite	Chloride ilmenite with titanium dioxide content (TiO2) of 58% - 65%
Zircon (premium)	Premium bulk zircon with ZrO2 + HfO2 >66%
Zircon (concentrate)	Zircon concentrate with ZrO2 + HfO2 >30%

Table 20: Key product specifications of Titan-derived rare earth mineral concentrate.

Rare Earth Oxide	Concentration (weight %)
La	10.50%
Ce	21.90%
Pr	2.59%
Nd	9.85%
Sm	1.80%
Eu	0.15%
Gd	1.48%
Tb	0.20%
Dy	1.19%
Ho	0.22%
Er	0.66%
Tm	0.09%
Yb	0.54%
Lu	0.08%
Y	7.43%
TREO	58.68%

[12]	Sources: Ruidow.com at June 29, 2022 and Iluka Resources.
[13]
Refer to Table 18 for individual prices for REE’s that contribute to the REE concentrate price and Table 20 for the percentage of each REE in our REE concentrate. REE historic average pricing is based on limited available data for 2017.

[14]	REE historic average pricing is based on limited available data for 2017.
[15]	Source: Argus at June 29, 2022.

Response No. 3

Table 13: Annual LOM production tonnage and grade (Indicated and Inferred Resources).

Description	ROM	Waste	ROM AND WASTE	THM In-Situ
Units	Mt	Mt	Mt	%
Year 1-25	242.6	163.4	406.0	3.0%
1	10.0	3.6	13.6	3.9%
2	9.8	6.2	16.0	4.2%
3	9.9	12.3	22.3	3.6%
4	9.9	4.8	14.7	2.3%
5	9.9	3.7	13.6	2.6%
6	9.7	11.7	21.3	3.0%
7	9.4	9.1	18.5	2.9%
8	9.4	8.2	17.6	2.8%
9	9.5	6.8	16.3	2.7%
10	9.6	6.0	15.6	2.7%
11	9.7	6.1	15.9	2.8%
12	9.9	6.6	16.5	2.8%
13	9.9	7.2	17.1	2.6%
14	9.9	1.7	11.6	3.1%
15	9.3	12.4	21.7	3.0%
16	9.5	11.2	20.6	3.1%
17	9.5	10.5	20.0	3.1%
18	9.4	6.9	16.3	3.1%
19	9.5	6.3	15.9	3.0%
20	9.7	6.3	16.0	2.9%
21	10.0	4.6	14.6	2.7%
22	9.9	3.6	13.4	2.7%
23	9.8	5.1	14.9	2.8%
24	9.8	1.0	10.8	3.1%
25	9.9	1.4	11.2	3.4%

Table 14: Annual LOM production tonnage and grade (assuming Indicated Resources only).

Description	ROM	Waste	ROM AND WASTE	THM In-Situ
Units	Mt	Mt	Mt	%
Year 1-14	136.5	94.2	230.7	3.0%
1	10.0	3.6	13.6	3.9%
2	9.8	6.2	16.0	4.2%
3	9.9	12.3	22.3	3.6%
4	9.9	4.8	14.7	2.3%
5	9.9	3.7	13.6	2.6%
6	9.7	11.7	21.3	3.0%
7	9.4	9.1	18.5	2.9%
8	9.4	8.2	17.6	2.8%
9	9.5	6.8	16.3	2.7%
10	9.6	6.0	15.6	2.7%
11	9.7	6.1	15.9	2.8%
12	9.9	6.6	16.5	2.8%
13	9.9	7.2	17.1	2.6%
14	9.9	1.7	11.6	3.1%

Response No. 4

19.2	Initial Assessment Economics

The DCF analysis demonstrated compelling economics of the prospective Titan Project, with an NPV (after-tax, at an 8% discount rate) of US$692 million and an IRR of 40%. The DCF analysis also highlighted the low operating costs, low royalties, and low corporate tax rates. Sensitivity analysis was performed on all key assumptions used. The robust Titan Project economics insulates IperionX’s Titan Project from variation in market pricing, capital expense, or operating expenses. Payback period for the Project is 1.9 years from the start of operations. The payback period is based on free-cash flow, after taxes.

In the unlikely event that the remaining Inferred Mineral Resources are not able to be upgraded, the Project’s viability is not affected. This is supported by a stand-alone DCF analysis prepared that assumes only Indicated Resources are included the mine plan in order to demonstrate the economic viability of the Project. Assuming only Indicated Resources are mined, the revised production target would be approximately 136.5 Mt ROM mineralized resource and the mine life would be approximately 14 years. This DCF analysis demonstrates that the Project would still be expected to exhibit levels of profitability that would contribute significant value to IperionX shareholders, even if no additional Indicated Resources are upgraded from existing Inferred Resources or replaced with new Indicated Resources that are yet to be discovered. The DCF analysis assuming only Indicated Resources are included the mine plan demonstrated with an NPV (after-tax, at an 8% discount rate) of US$469 million and an IRR of 39%.

*****

Table 25: Annual cash flow summary (Indicated and Inferred resources)

	Units	LOM Total
Calendar Year			2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Operation Year			0	1	2	3	4	5	6	7	8	9	10	11	12	13
Mining and Processing Schedule
Total Material Mined	Mt	406.0	-	-	13.6	16.0	22.3	14.7	13.6	21.3	18.5	17.6	16.3	15.6	15.9	16.5
Total Ore Mined	Mt	242.6	-	-	10.0	9.8	9.9	9.9	9.9	9.7	9.4	9.4	9.5	9.6	9.7	9.9
Total Waste Mined	Mt	163.4	-	-	3.6	6.2	12.3	4.8	3.7	11.7	9.1	8.2	6.8	6.0	6.1	6.6
Mining Losses, Oversize, and Trash	Mt	4.5	-	-	0.3	0.2	0.3	0.2	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.1
Slimes	Mt	40.5	-	-	1.8	1.6	1.7	1.7	1.8	1.5	1.4	1.4	1.4	1.5	1.7	1.9
Total Heavy Minerals (THM) In-Situ	Mt	7.2	-	-	0.4	0.4	0.4	0.2	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3
In-Situ Total Heavy Minerals Grade	% THM	3.0%	-	-	3.8%	4.2%	3.6%	2.3%	2.6%	3.0%	2.9%	2.8%	2.7%	2.7%	2.8%	2.8%
Mineral Grade Splits
Ilmenite	% THM	40.2%	-	-	40.4%	35.9%	38.1%	42.5%	41.6%	37.9%	36.7%	35.2%	35.3%	36.6%	39.3%	41.9%
Rutile	% THM	9.4%	-	-	9.5%	8.4%	8.9%	10.0%	9.8%	8.9%	8.6%	8.3%	8.3%	8.6%	9.2%	9.8%
Monazite	% THM	2.1%	-	-	2.2%	1.9%	2.0%	2.3%	2.3%	1.9%	1.8%	1.7%	1.8%	1.9%	2.1%	2.3%
Zircon	% THM	11.5%	-	-	11.6%	10.2%	10.9%	12.2%	12.0%	10.7%	10.3%	9.9%	10.0%	10.4%	11.2%	12.0%
In-Situ Mineral Content in Mined Material
Ilmenite	Mt	2.9	-	-	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Rutile	Mt	0.7	-	-	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Monazite	Mt	0.2	-	-	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Zircon	Mt	0.8	-	-	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Wet Concentration Plant Feed	Mt	237.3	-	-	9.6	9.5	9.6	9.6	9.6	9.4	9.3	9.3	9.3	9.4	9.6	9.6
Heavy Mineral Concentrate Produced	Mt	7.6	-	-	0.4	0.4	0.4	0.2	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3
Saleable Mineral Products Recovered
Ilmenite	kt	2,388.0	-	-	94.0	124.4	112.2	79.0	89.0	91.4	83.4	78.8	76.3	79.2	88.4	95.3
Rutile	kt	417.5	-	-	16.4	21.7	19.6	13.8	15.6	16.0	14.6	13.8	13.3	13.9	15.5	16.7
Monazite	kt	116.2	-	-	4.7	6.0	5.5	3.9	4.4	4.2	3.7	3.5	3.5	3.7	4.3	4.8
Zircon Premium	kt	559.6	-	-	22.1	29.1	26.3	18.6	20.9	21.2	19.2	18.1	17.7	18.4	20.7	22.5
Zircon Concentrate	kt	402.4	-	-	15.9	20.9	18.9	13.4	15.1	15.3	13.8	13.0	12.7	13.3	14.9	16.2
Mineral Product Prices
Ilmenite	US$/t		$284.2	$298.7	$313.3	$327.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8
Rutile	US$/t		$1,440.5	$1,488.8	$1,566.4	$1,585.3	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2
Monazite	US$/t		$13,062.2	$14,296.3	$15,013.1	$14,708.0	$14,546.1	$14,296.5	$14,723.1	$15,426.6	$16,264.3	$16,928.3	$17,423.5	$17,919.0	$18,414.9	$18,414.9
Zircon Premium	US$/t		$2,376.3	$2,429.1	$2,398.6	$2,309.5	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4
Zircon Concentrate	US$/t		$1,069.3	$1,093.1	$1,079.4	$1,039.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3
Gross Revenue
Ilmenite	US$M	$742.3	-	-	$29.5	$40.8	$34.8	$24.5	$27.6	$28.3	$25.8	$24.4	$23.6	$24.5	$27.4	$29.5
Rutile	US$M	$547.3	-	-	$25.8	$34.5	$25.2	$17.8	$20.0	$20.5	$18.7	$17.7	$17.1	$17.8	$19.9	$21.4
Monazite	US$M	$2,016.0	-	-	$70.0	$88.0	$79.9	$56.4	$65.3	$65.3	$60.2	$59.2	$60.7	$66.9	$79.4	$88.3
Zircon Premium	US$M	$978.1	-	-	$53.1	$67.2	$44.4	$31.4	$35.3	$35.8	$32.4	$30.6	$29.8	$31.1	$35.0	$37.9
Zircon Concentrate	US$M	$316.5	-	-	$17.2	$21.7	$14.4	$10.2	$11.4	$11.6	$10.5	$9.9	$9.6	$10.1	$11.3	$12.3
Total Gross Revenue	US$M	$4,600.1	-	-	$195.4	$252.2	$198.7	$140.2	$159.6	$161.5	$147.7	$141.8	$140.9	$150.5	$173.0	$189.4
Operating Costs
Mining	US$M	$644.9	-	-	$22.8	$25.6	$33.2	$24.0	$22.7	$32.0	$28.5	$27.3	$25.8	$25.0	$25.3	$26.1
Wet Processing Plant	US$M	$242.2	-	-	$9.8	$9.7	$9.8	$9.8	$9.8	$9.6	$9.5	$9.5	$9.6	$9.6	$9.8	$9.8
Slimes Tailings Disposal	US$M	$153.3	-	-	$6.7	$6.1	$6.5	$6.4	$6.6	$5.9	$5.4	$5.4	$5.6	$5.8	$6.3	$6.8
Mineral Separation Plant	US$M	$310.2	-	-	$15.0	$15.9	$14.2	$10.6	$11.5	$12.4	$11.9	$11.8	$11.6	$11.6	$11.9	$11.9
General & Administration	US$M	$173.1	-	-	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9
Landowner Royalties	US$M	$100.4	-	-	$9.8	$12.6	$9.9	$1.4	-	$4.0	$5.9	$4.3	$2.1	$6.8	-	-
Transport and Logistics Costs	US$M	$53.4	-		$2.1	$2.8	$2.5	$1.8	$2.0	$1.9	$1.7	$1.6	$1.6	$1.7	$2.0	$2.2
Total Operating Costs	US$M	$1,677.6	-	-	$73.2	$79.6	$83.1	$60.9	$59.6	$72.8	$69.9	$66.9	$63.1	$67.4	$62.2	$63.8
Operating Income before Taxes	US$M	$2,922.6	-	-	$122.3	$172.6	$115.6	$79.2	$100.0	$88.7	$77.8	$74.9	$77.7	$83.0	$110.8	$125.6
Capital Costs
Development Capital	US$M	$237.2	$42.2	$186.3	$8.7	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital, incl. Ongoing Reclamation	US$M	$188.3	-	-	-	-	$16.1	-	$2.0	$14.2	-	-	$14.2	$34.6	-	$14.2
Final Closing/Reclamation Capital	US$M	$10.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Capital Costs	US$M	$435.7	$42.2	$186.3	$8.7	-	$16.1	-	$2.0	$14.2	-	-	$14.2	$34.6	-	$14.2
Depreciation	US$M	$435.7	-	-	$67.8	$48.4	$39.2	$28.0	$20.5	$18.7	$13.4	$9.6	$10.9	$17.6	$12.6	$13.0
Depletion	US$M	$823.3	-	-	$27.2	$46.0	$35.4	$25.6	$29.9	$29.5	$26.6	$25.7	$25.7	$26.5	$31.7	$34.6
Income Taxes	US$M	$434.7	-	-	$7.1	$20.4	$10.7	$6.7	$13.0	$10.6	$9.9	$10.4	$10.7	$10.2	$17.4	$20.4
Change in Working Capital	US$M	-	-	-	$12.4	$4.3	($4.4)	($3.5)	$1.7	($0.6)	($1.1)	($0.3)	$0.2	$0.4	$2.3	$1.3
After Tax Free Cash Flow	US$M	$2,052.1	($42.2)	($186.3)	$94.0	$147.9	$93.2	$76.0	$83.4	$64.6	$69.0	$64.8	$52.7	$37.9	$91.1	$89.8

	Units	LOM Total
Calendar Year			2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050
Operation Year			14	15	16	17	18	19	20	21	22	23	24	25	26	27
Mining and Processing Schedule
Total Material Mined	Mt	406.0	17.1	11.6	21.7	20.6	20.0	16.3	15.9	16.0	14.6	13.4	14.9	10.8	11.2	-
Total Ore Mined	Mt	242.6	9.9	9.9	9.3	9.5	9.5	9.4	9.5	9.7	10.0	9.9	9.8	9.8	9.9	-
Total Waste Mined	Mt	163.4	7.2	1.7	12.4	11.2	10.5	6.9	6.3	6.3	4.6	3.6	5.1	1.0	1.4	-
Mining Losses, Oversize, and Trash	Mt	4.5	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	0.2	-
Slimes	Mt	40.5	1.9	1.8	1.2	1.4	1.4	1.4	1.5	1.6	1.9	1.8	1.7	1.7	1.8	-
Total Heavy Minerals (THM) In-Situ	Mt	7.2	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	-
In-Situ Total Heavy Minerals Grade	% THM	3.0%	2.5%	3.0%	3.0%	3.1%	3.1%	3.1%	3.0%	2.9%	2.6%	2.6%	2.8%	3.1%	3.4%	-
Mineral Grade Splits
Ilmenite	% THM	40.2%	42.9%	44.2%	38.5%	40.2%	40.9%	40.4%	40.8%	42.1%	44.4%	41.2%	40.9%	42.9%	43.4%	-
Rutile	% THM	9.4%	10.1%	10.4%	9.0%	9.4%	9.6%	9.5%	9.6%	9.9%	10.4%	9.7%	9.6%	10.1%	10.2%	-
Monazite	% THM	2.1%	2.4%	2.4%	1.9%	2.0%	2.1%	2.1%	2.2%	2.2%	2.4%	2.2%	2.2%	2.4%	2.4%	-
Zircon	% THM	11.5%	12.4%	12.7%	10.9%	11.4%	11.7%	11.6%	11.7%	12.1%	12.8%	11.8%	11.7%	12.4%	12.5%	-
In-Situ Mineral Content in Mined Material
Ilmenite	Mt	2.9	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	-
Rutile	Mt	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-
Monazite	Mt	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-
Zircon	Mt	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-
Wet Concentration Plant Feed	Mt	237.3	9.6	9.6	9.1	9.3	9.3	9.3	9.4	9.5	9.6	9.6	9.6	9.6	9.6	-
Heavy Mineral Concentrate Produced	Mt	7.6	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.4	-
Saleable Mineral Products Recovered
Ilmenite	kt	2,388.0	90.2	111.4	89.7	97.0	101.3	98.9	96.4	98.4	96.7	90.0	94.9	109.0	122.7	-
Rutile	kt	417.5	15.8	19.5	15.7	16.9	17.7	17.3	16.9	17.2	16.9	15.7	16.6	19.1	21.4	-
Monazite	kt	116.2	4.6	5.6	4.1	4.5	4.9	4.8	4.7	4.8	4.9	4.4	4.7	5.6	6.3	-
Zircon Premium	kt	559.6	21.3	26.3	20.8	22.6	23.7	23.2	22.6	23.1	22.9	21.1	22.3	25.8	29.0	-
Zircon Concentrate	kt	402.4	15.3	18.9	15.0	16.2	17.0	16.7	16.3	16.6	16.4	15.2	16.0	18.5	20.9	-
Mineral Product Prices
Ilmenite	US$/t		$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8
Rutile	US$/t		$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2
Monazite	US$/t		$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9
Zircon Premium	US$/t		$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4
Zircon Concentrate	US$/t		$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3
Gross Revenue
Ilmenite	US$M	$742.3	$27.9	$34.5	$27.8	$30.1	$31.4	$30.6	$29.9	$30.5	$30.0	$27.9	$29.4	$33.8	$38.0	-
Rutile	US$M	$547.3	$20.3	$25.0	$20.1	$21.8	$22.7	$22.2	$21.6	$22.1	$21.7	$20.2	$21.3	$24.5	$27.5	-
Monazite	US$M	$2,016.0	$84.3	$104.0	$75.7	$83.8	$89.5	$88.2	$86.6	$89.1	$90.3	$81.4	$85.7	$102.2	$115.6	-
Zircon Premium	US$M	$978.1	$36.0	$44.4	$35.1	$38.1	$40.0	$39.1	$38.1	$39.0	$38.6	$35.7	$37.6	$43.5	$49.0	-
Zircon Concentrate	US$M	$316.5	$11.6	$14.4	$11.4	$12.3	$12.9	$12.6	$12.3	$12.6	$12.5	$11.5	$12.2	$14.1	$15.9	-
Total Gross Revenue	US$M	$4,600.1	$180.1	$222.3	$170.1	$186.0	$196.5	$192.7	$188.5	$193.2	$193.1	$176.6	$186.2	$218.0	$246.0	-
Operating Costs
Mining	US$M	$644.9	$27.0	$20.2	$32.3	$31.0	$30.2	$25.8	$25.3	$25.5	$23.9	$22.5	$24.1	$19.2	$19.8
Wet Processing Plant	US$M	$242.2	$9.8	$9.8	$9.4	$9.5	$9.5	$9.5	$9.6	$9.7	$9.8	$9.8	$9.8	$9.8	$9.8
Slimes Tailings Disposal	US$M	$153.3	$7.0	$6.8	$4.8	$5.4	$5.5	$5.4	$5.7	$6.2	$6.8	$6.5	$6.3	$6.4	$6.6
Mineral Separation Plant	US$M	$310.2	$11.4	$12.8	$12.1	$12.4	$12.6	$12.5	$12.2	$12.2	$11.6	$11.6	$12.1	$12.8	$13.8
General & Administration	US$M	$173.1	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9
Landowner Royalties	US$M	$100.4	-	$2.2	-	-	-	-	-	-	-	$8.8	$9.3	$10.9	$12.3	-
Transport and Logistics Costs	US$M	$53.4	$2.1	$2.6	$1.9	$2.1	$2.2	$2.2	$2.2	$2.2	$2.3	$2.0	$2.1	$2.6	$2.9
Total Operating Costs	US$M	$1,677.6	$64.1	$61.3	$67.4	$67.3	$67.0	$62.4	$61.9	$62.7	$61.3	$68.3	$70.7	$68.6	$72.0	-
Operating Income before Taxes	US$M	$2,922.6	$116.0	$160.9	$102.7	$118.7	$129.5	$130.3	$126.6	$130.6	$131.8	$108.4	$115.5	$149.4	$174.0	-
Capital Costs
Development Capital	US$M	$237.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital, incl. Ongoing Reclamation	US$M	$188.3	$2.0	-	$14.2	-	-	$14.2	-	$34.6	$14.2	-	-	$14.2	-	-
Final Closing/Reclamation Capital	US$M	$10.3	-	-	-	-	-	-	-	-	-	-	-	-	$10.3
Total Capital Costs	US$M	$435.7	$2.0	-	$14.2	-	-	$14.2	-	$34.6	$14.2	-	-	$14.2	$10.3	-
Depreciation	US$M	$435.7	$9.9	$7.1	$9.1	$6.5	$4.6	$7.4	$5.3	$13.6	$13.8	$9.8	$7.0	$9.1	$32.9
Depletion	US$M	$823.3	$32.9	$40.2	$31.4	$34.2	$36.1	$35.3	$34.6	$35.4	$35.3	$30.7	$32.4	$37.8	$42.6
Income Taxes	US$M	$434.7	$19.1	$29.7	$16.3	$20.4	$23.2	$22.9	$22.7	$21.3	$21.6	$17.7	$19.9	$26.8	$25.7	-
Change in Working Capital	US$M	-	($0.8)	$3.5	($4.4)	$1.3	$0.9	($0.1)	($0.3)	$0.3	$0.0	($2.0)	$0.7	$2.6	$2.1	($16.5)
After Tax Free Cash Flow	US$M	$2,052.1	$95.7	$127.7	$76.7	$97.0	$105.4	$93.4	$104.3	$74.3	$95.9	$92.6	$95.0	$105.8	$135.9	$16.5

Table 26: Annual cash flow summary (assuming Indicated Resources only)

	Units	LOM Total
Calendar Year			2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039
Operation Year			0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16
Mining and Processing Schedule
Total Material Mined	Mt	230.7	-	-	13.6	16.0	22.3	14.7	13.6	21.3	18.5	17.6	16.3	15.6	15.9	16.5	17.1	11.6	-
Total Ore Mined	Mt	136.5	-	-	10.0	9.8	9.9	9.9	9.9	9.7	9.4	9.4	9.5	9.6	9.7	9.9	9.9	9.9	-
Total Waste Mined	Mt	94.2	-	-	3.6	6.2	12.3	4.8	3.7	11.7	9.1	8.2	6.8	6.0	6.1	6.6	7.2	1.7	-
Mining Losses, Oversize, and Trash	Mt	2.6	-	-	0.3	0.2	0.3	0.2	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.2	-
Slimes	Mt	23.2	-	-	1.8	1.6	1.7	1.7	1.8	1.5	1.4	1.4	1.4	1.5	1.7	1.9	1.9	1.8	-
Total Heavy Minerals (THM) In-Situ	Mt	4.1	-	-	0.4	0.4	0.4	0.2	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	-
In-Situ Total Heavy Minerals Grade	% THM	3.0%	-	-	3.8%	4.2%	3.6%	2.3%	2.6%	3.0%	2.9%	2.8%	2.7%	2.7%	2.8%	2.8%	2.5%	3.0%	-
Mineral Grade Splits
Ilmenite	% THM	39.2%	-	-	40.4%	35.9%	38.1%	42.5%	41.6%	37.9%	36.7%	35.2%	35.3%	36.6%	39.3%	41.9%	42.9%	44.2%	-
Rutile	% THM	9.2%	-	-	9.5%	8.4%	8.9%	10.0%	9.8%	8.9%	8.6%	8.3%	8.3%	8.6%	9.2%	9.8%	10.1%	10.4%	-
Monazite	% THM	2.1%	-	-	2.2%	1.9%	2.0%	2.3%	2.3%	1.9%	1.8%	1.7%	1.8%	1.9%	2.1%	2.3%	2.4%	2.4%	-
Zircon	% THM	11.2%	-	-	11.6%	10.2%	10.9%	12.2%	12.0%	10.7%	10.3%	9.9%	10.0%	10.4%	11.2%	12.0%	12.4%	12.7%	-
In-Situ Mineral Content in Mined Material
Ilmenite	Mt	1.6	-	-	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Rutile	Mt	0.4	-	-	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Monazite	Mt	0.1	-	-	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Zircon	Mt	0.5	-	-	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Wet Concentration Plant Feed	Mt	133.3	-	-	9.6	9.5	9.6	9.6	9.6	9.4	9.3	9.3	9.3	9.4	9.6	9.6	9.6	9.6	-
Heavy Mineral Concentrate Produced	Mt	4.3	-	-	0.4	0.4	0.4	0.2	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	-
Saleable Mineral Products Recovered	Mt
Ilmenite	kt	1,293.0	-	-	94.0	124.4	112.2	79.0	89.0	91.4	83.4	78.8	76.3	79.2	88.4	95.3	90.2	111.4	-
Rutile	kt	226.1	-	-	16.4	21.7	19.6	13.8	15.6	16.0	14.6	13.8	13.3	13.9	15.5	16.7	15.8	19.5	-
Monazite	kt	62.5	-	-	4.7	6.0	5.5	3.9	4.4	4.2	3.7	3.5	3.5	3.7	4.3	4.8	4.6	5.6	-
Zircon Premium	kt	302.6	-	-	22.1	29.1	26.3	18.6	20.9	21.2	19.2	18.1	17.7	18.4	20.7	22.5	21.3	26.3	-
Zircon Concentrate	kt	217.6	-	-	15.9	20.9	18.9	13.4	15.1	15.3	13.8	13.0	12.7	13.3	14.9	16.2	15.3	18.9	-
Mineral Product Prices
Ilmenite	US$/t		$284.2	$298.7	$313.3	$327.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8
Rutile	US$/t		$1,440.5	$1,488.8	$1,566.4	$1,585.3	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2
Monazite	US$/t		$13,062.2	$14,296.3	$15,013.1	$14,708.0	$14,546.1	$14,296.5	$14,723.1	$15,426.6	$16,264.3	$16,928.3	$17,423.5	$17,919.0	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9
Zircon Premium	US$/t		$2,376.3	$2,429.1	$2,398.6	$2,309.5	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4
Zircon Concentrate	US$/t		$1,069.3	$1,093.1	$1,079.4	$1,039.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3
Gross Revenue
Ilmenite	US$M	$403.1	-	-	$29.5	$40.8	$34.8	$24.5	$27.6	$28.3	$25.8	$24.4	$23.6	$24.5	$27.4	$29.5	$27.9	$34.5	-
Rutile	US$M	$301.5	-	-	$25.8	$34.5	$25.2	$17.8	$20.0	$20.5	$18.7	$17.7	$17.1	$17.8	$19.9	$21.4	$20.3	$25.0	-
Monazite	US$M	$1,027.9	-	-	$70.0	$88.0	$79.9	$56.4	$65.3	$65.3	$60.2	$59.2	$60.7	$66.9	$79.4	$88.3	$84.3	$104.0	-
Zircon Premium	US$M	$544.4	-	-	$53.1	$67.2	$44.4	$31.4	$35.3	$35.8	$32.4	$30.6	$29.8	$31.1	$35.0	$37.9	$36.0	$44.4	-
Zircon Concentrate	US$M	$176.2	-	-	$17.2	$21.7	$14.4	$10.2	$11.4	$11.6	$10.5	$9.9	$9.6	$10.1	$11.3	$12.3	$11.6	$14.4	-
Total Gross Revenue	US$M	$2,453.1	-	-	$195.4	$252.2	$198.7	$140.2	$159.6	$161.5	$147.7	$141.8	$140.9	$150.5	$173.0	$189.4	$180.1	$222.3	-
Operating Costs
Mining	US$M	$365.5	-	-	$22.8	$25.6	$33.2	$24.0	$22.7	$32.0	$28.5	$27.3	$25.8	$25.0	$25.3	$26.1	$27.0	$20.2
Wet Processing Plant	US$M	$136.0	-	-	$9.8	$9.7	$9.8	$9.8	$9.8	$9.6	$9.5	$9.5	$9.6	$9.6	$9.8	$9.8	$9.8	$9.8
Slimes Tailings Disposal	US$M	$87.6	-	-	$6.7	$6.1	$6.5	$6.4	$6.6	$5.9	$5.4	$5.4	$5.6	$5.8	$6.3	$6.8	$7.0	$6.8
Mineral Separation Plant	US$M	$174.3	-	-	$15.0	$15.9	$14.2	$10.6	$11.5	$12.4	$11.9	$11.8	$11.6	$11.6	$11.9	$11.9	$11.4	$12.8
General & Administration	US$M	$96.9	-	-	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9
Landowner Royalties	US$M	$59.0	-	-	$9.8	$12.6	$9.9	$1.4	-	$4.0	$5.9	$4.3	$2.1	$6.8	-	-	-	$2.2	-
Transport and Logistics Costs	US$M	$28.7	-		$2.1	$2.8	$2.5	$1.8	$2.0	$1.9	$1.7	$1.6	$1.6	$1.7	$2.0	$2.2	$2.1	$2.6
Total Operating Costs	US$M	$947.9	-	-	$73.2	$79.6	$83.1	$60.9	$59.6	$72.8	$69.9	$66.9	$63.1	$67.4	$62.2	$63.8	$64.1	$61.3	-
Operating Income before Taxes	US$M	$1,505.2	-	-	$122.3	$172.6	$115.6	$79.2	$100.0	$88.7	$77.8	$74.9	$77.7	$83.0	$110.8	$125.6	$116.0	$160.9	-
Capital Costs
Development Capital	US$M	$237.2	$42.2	$186.3	$8.7	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital, incl. Ongoing Reclamation	US$M	$97.1	-	-	-	-	$16.1	-	$2.0	$14.2	-	-	$14.2	$34.6	-	$14.2	$2.0	-	-
Final Closing/Reclamation Capital	US$M	$10.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	$10.3	-
Total Capital Costs	US$M	$344.5	$42.2	$186.3	$8.7	-	$16.1	-	$2.0	$14.2	-	-	$14.2	$34.6	-	$14.2	$2.0	$10.3	-
Depreciation	US$M	$344.5	-	-	$67.8	$48.4	$39.2	$28.0	$20.5	$18.7	$13.4	$9.6	$10.9	$17.6	$12.6	$13.0	$9.9	$34.9
Depletion	US$M	$437.6	-	-	$27.2	$46.0	$35.4	$25.6	$29.9	$29.5	$26.6	$25.7	$25.7	$26.5	$31.7	$34.6	$32.9	$40.2
Income Taxes	US$M	$189.0	-	-	$7.1	$20.4	$10.7	$6.7	$13.0	$10.6	$9.9	$10.4	$10.7	$10.2	$17.4	$20.4	$19.1	$22.4	-
Change in Working Capital	US$M	-	-	-	$12.4	$4.3	($4.4)	($3.5)	$1.7	($0.6)	($1.1)	($0.3)	$0.2	$0.4	$2.3	$1.3	($0.8)	$3.5	($15.4)
After Tax Free Cash Flow	US$M	$971.7	($42.2)	($186.3)	$94.0	$147.9	$93.2	$76.0	$83.4	$64.6	$69.0	$64.8	$52.7	$37.9	$91.1	$89.8	$95.7	$124.8	$15.4